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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 70950

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JB Drax Honore' Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

49 West 23rd Street - 10th Floor

(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, L.P.

(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)
11/02/2005		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

JB DRAX HONORÉ INC.

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2025

OATH OR AFFIRMATION

I, Fredric Obsbaum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to JB Drax Honore' Inc as of 12/31/25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Fredric Obsbaum

Signature

Principal Financial Officer

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JB DRAX HONORÉ INC.
YEAR ENDED DECEMBER 31, 2025

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
JB Drax Honoré Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JB Drax Honoré Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of JB Drax Honoré Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JB Drax Honoré Inc.'s management. Our responsibility is to express an opinion on JB Drax Honoré Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to JB Drax Honoré Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as JB Drax Honoré Inc.'s auditor since 2017.
New York, New York
March 30, 2026

JB Drax Honoré Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	10,665,812
Due from affiliates		5,649,669
Receivables - commissions		1,034,313
Fixed assets, net		300,202
Operating lease right of use assets, net		316,310
Prepaid expense and other assets		2,693,101
Income tax receivable		747,306
Total Assets	$	21,406,713

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	4,043,198
Operating lease liabilities		311,347
Deferred tax liability		349,706
Income tax payable		769,192
Other liabilities		67,742
Total Liabilities		5,541,185

Stockholder's Equity

Common stock ($0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding)		1
Additional paid-in capital		1,000,000
Retained earnings		14,865,527
Total Stockholder's Equity		15,865,528
Total Liabilities and Stockholder's Equity	$	21,406,713

See accompanying notes to financial statement

Note 1 – Organization and Ownership

JB Drax Honoré Inc. (the "Company") is a wholly owned subsidiary of JB Drax Honoré UK (the "Parent"). The company is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), and a registered member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) as an Introducing Broker. The principal operations of the Company are located in New York City. The Company's principal business is to provide execution services to U.S. customers in various U.S. and foreign financial securities and options.

Note 2–Summary of Significant Accounting Policies

a. **Management Estimates**

This financial statement was prepared in conformity with current accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

b. **Income Taxes**

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, applying the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which the related temporary differences are anticipated to reverse.

The Company evaluates its deferred tax assets each reporting period and establishes a valuation allowance when it is not more likely than not that some or all of the deferred tax assets will be realized.

The Company recognizes the effects of tax positions only when it is more likely than not that such positions will be sustained upon examination by taxing authorities. The amount recognized is the largest benefit that is more than 50 percent likely of being realized upon settlement. As of December 31, 2025, the Company had no uncertain tax positions.

c. **Fixed Assets**

Fixed assets are recorded at cost and depreciated over their estimated useful lives, using straight-line ("SL") methods as indicated in the following tabulation.

	Years	Method
Furniture, fixtures and equipment	5-7	SL
Leasehold improvements	life of lease	SL

Repairs and maintenance charges that do not increase the useful lives of the assets are charged to the statement of operations as incurred.

d. **Leases**

The Company has operating lease agreements for office space under terms ranging up to 3 years with one lease having a single option to renew for a period of 5 years. The Company determines if an arrangement is a lease at the inception of the contract. At the lease commencement date, each lease is evaluated to determine whether it will be classified as an operating or finance lease. For leases with a lease term of 12 months or

less (a "Short-term" lease), any fixed lease payments are recognized on a straight-line basis over such term and are not recognized on the statement of financial condition.

Lease terms include the non-cancellable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods, termination options and purchase options. The Company uses the incremental borrowing rate when the rate implicit in the lease is not readily determinable at the commencement date in calculating the present value of lease payments.

Certain leases contain fixed and determinable escalation clauses for which the Company recognizes rental expense under these leases on the straight-line basis over the lease terms. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Rent

The Company records rent expense on a straight-line basis over the lease term for all of its leased facilities. At the time of the lease, the Company is frequently not charged rent for a specified period of time while the facility is being prepared for opening. This rent-free period is referred to as a rent holiday.

e. Receivables

Receivables consists of commissions earned, stated net of an allowance for doubtful accounts, if any. As of December 31, 2025, the commissions receivable balance was $ 1,034,313 (2024 - $ 1,494,074).

f. Segment Reporting

In accordance with ASU 2023-07 Segment Reporting (Topic 280) , the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources (see note 10).

Note 3 – Foreign Currency

The Company's functional and reporting currency is the U.S. Dollar.

Note 4 – Fixed Assets

At December, 31 2025, fixed assets consisted of:

Furniture, fixtures and equipment	$	1,678,742
Accumulated depreciation		(1,378,540)
Net fixed assets	$	300,202

Note 5 – Operating Lease Right of Use Assets and Lease Liabilities

At December 31, 2025, right of use assets consisted of:

Operating Leases - Office Space	$	1,743,584
Accumulated amortization		(1,427,274)
Net right-of-use assets	$	316,310

The maturities of lease liabilities as of December 31, 2025 are:

Year		Amount
2026	$	313,494
Total lease payments	$	313,494
Less: interest		(2,147)
Present value of lease liabilities	$	311,347

Average lease terms and discount rates were:

Weighted average remaining lease term for operating leases	10 months
Weighted average discount rate for operating leases	1.62 %

Note 6 – Concentration of Customer and Credit Risk

The Company maintains its cash balances in one financial institution. At times during the year, the Company maintained balances that exceeded the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company introduces its customer transactions to both related and unrelated execution entities. Pursuant to the terms of the various agreements between the Company and another executing broker, it has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed by the Company's customers, the Company believes there is no maximum amount assignable to this right. At December 31, 2025, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from, or performance of, the counterparty. Additionally, in the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 7 – Income Taxes
Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state and local jurisdictions. The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on January 1,

2025, prospectively. As of December 31, 2025, the Company is subject to examination by the tax authorities for tax years 2022 and later.

The principal components of the Company's deferred income tax liability at December 31, 2025, consist of the following:

	Non-current Tax Asset	Non-current Tax Liability
Assets		
ROU Liability	$ 22,083	$ -
Liabilities		
PP&E	-	(111,940)
Prepaid bonuses and salaries	-	(250,063)
ROU asset	-	(9,786)
Total	**22,083**	**(371,789)**
Deferred Tax Liability, net		**$ 349,706**

Note 8 – Related Party Transactions

The Company is provided trading, management and accounting services by other members of the group. For the year ended December 31, 2025, the Company was charged $1,807,687 for these services. This amount is included in "Other expense" in the accompanying statement of operations.

The Company receives income for providing trade support for trades booked within other members of the group. In the course of business, the Company acts as an agent for the Parent's clients. In return for these services, the Company receives commission revenues from the Parent in accordance with terms of the allocation methodology established in the Group Transfer Pricing agreement adopted in current year, between the Company and the Parent. The allocation is primarily linked to the level of work performed by the Company. For the year ended December 31, 2025, the Company received $5,998,205 for these services. This amount is included as "Other revenue" in the accompanying statement of operations.

At December 31, 2025, the Company reflected a receivable of $5,649,669 from its affiliates, JB Drax Honoré (UK) Limited, JB Drax Honoré (Singapore), JB Drax Honoré (DIFC) Limited, JB Drax Honoré (France) SAS, JB Drax Honoré (Madrid) SAS and JB Drax Markets UK Limited in the amount of $5,350,152, $27,070, $176,834, $59,389, $33,833 and $2,391 respectively that is due on demand and which is included in "Due from affiliates" in the accompanying statement of financial condition.

The amount due from the UK entity includes a deposit held with a clearing broker paid on behalf of JB Drax Honoré Inc., as well as a number of income items that are allocated based upon trader location instead of location where the trade occurred. Further the Company is charged for administrative employees of JB Drax Honoré (UK) Limited that reside in the UK and provide services to the Company.

During the year ended December 31, 2025 the Company paid a dividend of $10,000,000 to JB Drax Honoré (UK) Limited. The Company does not have any commitments to pay dividends, and all future dividend payments are made entirely at the discretion of the Board.

Note 9 - Commitments and Contingencies

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Note 10 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency executions for commodity instruments. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measurement of segment assets is reported on the statement of financial condition as total assets. The Company's segment revenue and expenses are in line with what is in the Company's statement of operations and includes all significant categories that are provided to the CODM for review. The significant expenses include Salaries and payroll taxes, Occupancy, Insurance, Depreciation and amortization, Error account, Travel and entertainment, Professional fees, IT and other professional fees, Broker fees, Compliance costs, Market data costs, Transfer pricing including management fee, and there are no other expenses not considered to be significant.

Note 11 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued.

No other recognized or non-recognized subsequent events that would have required recognition, adjustment or disclosure in the financial statements were identified.